Exhibit 99.1

Quarterly Report

(For the period from January 1, 2005 through March 31, 2005)

To:     The Financial Supervisory Commission of Korea

Pursuant to Article 186-3 of the Securities and Exchange Act of Korea, hanarotelecom incorporated (“the Company” or “hanarotelecom”) is submitting this quarterly report.

May 16, 2005

Representative Director & CEO :	Dr. Yoon Chang-bun

Head Office :	43, Taepyeongno 2-ga, Jung-gu Seoul, Korea 100-733 (Tel.) 82-2-6266-5500
Person in Charge :	Ms Janice Lee, Chief Financial Officer (Tel.) 82-2-6266-2300

     On May 16, 2005, hanarotelecom incorporated (“the Company” or “hanarotelecom”) filed a quarterly report (the “Report”) with the Financial Supervisory Commission of the Republic of Korea (“Korea”) pursuant to the Securities and Exchange Act of Korea. This is an English summary of the Report. Non-material or previously disclosed information may have been omitted or abridged.

     Unaudited quarterly financial statements included in the Report were prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP, on a non-consolidated basis. The accounts of the financial statements or figures in the Report are expressed in Korean won (“KRW” or “Won”).

Cautionary Statement Concerning Forward-Looking Statements

     The Report contains ‘‘forward-looking statements’’ that are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves. The Company relies on this safe harbor in making forward-looking statements.

     In many cases, but not all cases, forward-looking statements can be identified by the use of forward-looking terminology such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘project,’’ ‘‘should,’’ and similar expressions. Those statements include, among other things, a the discussions of the Company’s business strategies, expectations concerning its market position and growth opportunities, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning expansion of its network coverage, increases in the number of subscribers to its services, the consummation and benefits of the proposed acquisition of Korea Thrunet Co., Ltd. (or “Thrunet”), and the regulatory environment in which the Company operates.

     Forward-looking statements are subject to various risks and uncertainties. The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which its forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions could be incorrect. Important factors that could cause actual results to differ materially from estimates or forecasts contained in forward-looking statements include, among others, the ability to implement the Company’s business and growth strategies, the ability to integrate businesses and products lines, that the Company recently acquired or intends to acquire, in a manner that achieves the expected results, requirements imposed by regulatory authorities, competitive factors in the Korean telecommunications industry, risks associated with debt service requirements, degree of financial leverage and other risks identified from time to time in the Company’s filings with the SEC.

     In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. The Company does not intend to update these forward-looking statements. The Company is under no obligation, and disclaims any obligation, to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Table of Contents

I.	Company Information
II.	Business
III.	Financial Information
IV.	Opinion of Independent Auditors
V.	Governance Structure and Status of Affiliates
VI.	Information Regarding Shares and Shareholders
VII.	Information on Directors, Officers & Employees
VIII.	Transactions with Related Parties
IX.	Attachments
X.	Other Matters

Exhibit 1. Independent Accountant’s Review Report (Non Consolidated Financial Statements)

I. Company Information

1.	Company Objectives

•	Proposed Future Business

Based on the BOD resolution on November 26, 2004, the Company submitted the Portable Internet (or “WiBro”) business proposal to the Ministry of Information and Communication Republic of Korea and was subsequently nominated one of the WiBro service providers. However, following the in-depth analysis the Company conducted in order to respond to the rapidly changing technology and environment of the Korean telecommunications market over the last three months, the Company decided to focus all the resources on its core businesses, broadband and voice, as the company placed its priorities on improving profitability and strengthening competitiveness of its businesses. On April 25, 2005, the Company made a final decision not to pursue the WiBro business at the 86th BOD meeting.

2.	History of the Company

•	Major events in 2005

Date	Changes
Jan. 20, 2005	Selected as one of three operators for WiBro services

Feb. 4, 2005	Signed definitive agreement for the acquisition of Thrunet

Apr. 25, 2005	Decided not to pursue the WiBro business

Apr. 29, 2005	Final approval from the creditors of Thrunet on the acquisition

Other than the above, during 1Q 2005, there were no major changes in the Company’s management, largest shareholders and scope of business.

•	Status of affiliated companies

As of May 16, 2005, the Company’s affiliated companies are as follows;

1.	hanarotelecom incorporated (Listed)

2.	Hanaro Realty Development & Management Co., Ltd. (Not listed)

3.	Hanaro Telephone & Internet Information, Inc. (Not listed)

4.	HanaroDream, Inc. (Not listed)

5.	Hanaro Web(n)TV Co., Ltd. (Not listed)

6.	Mediaholdings, Inc. (Not listed)

On April 27, 2005, the Company reported to the Fair Trade Commission (FTC) on the exclusion of Hanaro Web(n)TV Co., Ltd. and Mediaholdings, Inc. from the Company’s affiliated companies. The Company will file disclosures on the change in the affiliated companies upon the approval from FTC.

3.	Number of Shares Issued (As of May 16, 2005)

A)	Total number of shares issued

(Unit: share)

Authorized Shares	Shares Issued and Outstanding	Unissued shares
700,000,000	462,135,180	237,864,820

B)	Descriptions of the shares issued and outstanding

(Unit: share, KRW thousand)

	Number of shares	Amount of capital
Type	outstanding	stock	Remark
Registered Common Stock	462,135,180	2,310,675,900	Par value: KRW5,000 per share

C)	Employee share scheme (Employees Stock Ownership Association)

Transactions with the Employee Stock Ownership Association (as of April 30, 2005):

[Loans to the employees]

(Unit: KRW million)

					Details of
Series No.	Lender	Period	Interest Rate	Ending Balance	Collateral
1st	hanarotelecom	January 14, 1998 ~ January 13, 2005	2.00%	2,384
2nd	hanarotelecom	September 2, 1998 ~ September 1, 2005	-	2,103
	Korea Exchange Bank	March 3, 2004 ~ September 1, 2004	4.95%	1,335	Guaranteed by the Company
3rd	hanarotelecom	July 21, 1999 ~ July 20, 2006	-	8,583
	Hana Bank	July 22, 2004 ~ July 22, 2005	4.48%	5,861	Guaranteed by the Company
Total				20,266

i)	Exercising voting rights with respect to shares owned by the Association.

Regulations of the Employee Stock Ownership Association

–	The voting rights of shares held in the member’s individual account are to be exercised in accordance with the related laws (Directive 17 of the Basic Law on Employee Welfare), and those held by the Association are to be exercised in accordance with the decision made at a general meeting held by the Association.

ii)	Shares owned by the Association

(Unit: share)

Account held by	Type	Beginning of 2005	Mar. 31, 2005
Members	Common Share	-	-
Association	Common Share	1,473,963	1,458,562

4.	Voting Rights (As of December 31, 2004)

Description	Number of common shares
1. Shares with voting right (one vote for each share)	462,135,180
2. Shares with no voting right	-
3. Shares with restricted voting right	92,770,902
4. Shares with reinstated voting rights	-
5. Shares with unrestricted voting right	369,364,278

Note) The number of shares with restricted voting rights include those that are restricted with respect to voting on the appointment and dismissal of the audit committee members (outside directors) by the largest shareholders and others (pursuant to Article 191-11 of the Korean Securities and Exchange Act). Such shares are as follows:

–	Pursuant to Article 191-11 of the Korean Securities and Exchange Act

Shareholder	Number of shares owned	Number of shares in excess of 3%
Newbridge Asia HT, L.P	49,535,799	35,671,744
AIF II NT, Ltd.	38,456,250	24,592,195
AOF NT, Ltd.	24,721,875	10,857,820
SK Telecom Co., Ltd.	22,090,000	8,225,945
United Classic Investments Limited	20,392,746	6,528,691
Korea Investment & Trust Management Co., Ltd.	20,051,872	6,187,997
Dacom Corporation	14,570,565	706,510
Total	189,819,107	92,770,902

Note) These numbers have been tabulated based on the Company’s shareholder registry as of the end of 2004 and electronic public filings in relation to the 5% rule, and based on the number of shares in excess of 3% of the total issued shares as of May 16, 2005 which was 13,864,055 shares.

–	Pursuant to Article 10 of Monopoly Regulation and Fair Trade Act of Korea

As of December 31, 2004, the voting rights relating to the Company’s 258,752 common shares held by SK Engineering and Construction Co., Ltd. were restricted by the Fair Trade Commission of Korea because the investment amount exceeded the permitted level. Such restriction, however, was lifted on January 7, 2005.

II. Business

1.	Introduction

A)	Industry Overview

•	Characteristics of the industry

In Korea’s telecommunications service market, the demand for data services are expected to increase rapidly as the substitution by mobile and wireline-wireless integration continue. Price cutting and cannibalization of the fixed-line segment by mobile service market have led to a fall in profitability and the voice traffic of the fixed-line segment, thus slowing down its growth. Broadband Internet (ADSL and HFC) access market grew rapidly until early 2003. Since then, however, the pace of growth has slowed down as the market reached the saturation stage.

☐ The general characteristics and trends of Korea’s telecommunications industry are as follows;

–	Internet and mobile phones are leading the transformation of telecommunications industry

•	With the proliferation of Internet access and broadband Internet services becoming widespread, the demand for the data service has increased significantly.

•	The era of personal mobile communication followed the stabilization of the mobile handset markets after the explosive growth.

–	Convergence of telecommunication and broadcasting

•	The industry is shifting from telephony oriented networks to the advanced networks that enable the real-time transmission of visual contents.

•	Distinction between telecommunications and broadcasting is blurring and these services are expected to be provided over the same network simultaneously.

–	Wireline-wireless integration

•	The new era for the wireline-wireless integration is dawning on the back of new technologies such as WiBro, HSDPA, etc.

–	Adoption of new technologies and cost savings

•	Ensuing competition is speeding up the development of new technologies and services.

•	A shift in the consumer demand and the rapid growth of the data transmission services led to cost reduction.

•	Industry growth

IT industry posted a rapid growth, accompanied by the rapid increase in the number of mobile phone and broadband Internet subscribers. However, due to the effect of market saturation, the growth has slowed down, which in turn has affected the overall revenue growth. The revenues and subscriber trends of Korea’s IT industry are as follows;

[Revenue Trend of Telecommunication Services in Korea]

(Unit: KRW million)

	2000	2001	2002	2003
Network Services	23,456,900	26,541,800	28,858,400	28,644,060
Special Services	826,700	961,100	1,179,500	1,330,583
Value-added Services	2,441,400	3,023,400	3,763,900	4,358,596
Broadcasting	4,873,000	5,802,500	9,174,600	8,507,210
Total	31,598,000	36,328,800	42,976,400	42,840,449

Note) Source : Korea Association of Information and Communication

[Revenue Trend of Network Services Market]

(Unit: KRW million)

	2000	2001	2002	2003
Fixed-line	11,123,775	12,834,741	13,630,358	13,289,072
Wireless	12,333,149	13,707,092	15,228,067	15,354,988
Total	23,456,924	26,541,833	28,858,425	28,644,060

Note) Source : Korea Association of Information and Communication

[Subscribers Trend by IT Sector]

(Unit: Subscriber)

	2000	2001	2002	2003	2004
Broadband	3,870,293	7,805,515	10,405,486	11,178,499	11,921,439
Local telephony	21,931,651	22,724,668	23,490,130	22,877,019	22,870,615
Mobile telephony	26,816,398	29,045,596	32,342,493	33,591,758	36,586,052
Total	52,618,342	59,575,779	66,238,109	67,647,276	71,378,106

Source : Ministry of Information and Communication Republic of Korea

B)	Current Status of the Company

•	Business environment and portfolio

–	Current Business Outlook

•	Overview

The Company currently provides broadband Internet and voice services in 83 cities and 51 districts nationwide and has attracted a total of 4.17 million subscribers, which includes 2.74 million broadband Internet subscribers and 1.42 million voice subscriber lines as of the end of March 2005.

•	Expansion of network facilities

In order to build the Company into an integrated telecommunications service provider that is equipped with the capacity to provide the high-speed multi-media services, the Company started to deploy its networks in four major cities including Seoul in 1998. As of the end of March 2005, the total length of the Company’s fiber optic cables reached 22,282 kilometers (including leased lines) over 83 cities, and covered 12.33 million households for broadband services and 9.74 million households for telephony services, including those in the overlapping areas. FTTx network covers approximately 4.44 million households, while HFC network covers 8.58 million households.

•	Operational results

Amid the intensifying competition, hanarotelecom recorded KRW 357.9 billion in revenues in the first quarter of 2005, down 2.1% (q-q), KRW 126.9 billion in EBITDA, down 3.8% (q-q) and KRW 15.3 billion in operating income, down 33.9% (q-q). Despite the negative market sentiment in general, the Company was able to prevent further deterioration in profitability through effective cost management.

•	Financing

The Company raised KRW 9.7 billion from vendor financing in January 2005 and USD 500 million from the issuance of the unsecured senior bonds to overseas investors in February, 2005. Meanwhile, the Company made prepayment on the outstanding portion of the syndicated loans (USD 56.8 million, KRW 22.5 billion), in addition to the payment of KRW 66.7 billion in Information Promotion Fund loans, KRW 39 billion in Real Estate Trust loans, KRW 90 billion in corporate debentures and KRW 21.6 billion in vendor financing loans. At the 85th BOD meeting held on April 18, 2005, the Company passed a resolution on the arrangement of KRW 720 billion syndicated loan to refinance the existing syndicated loans and secure the operating cash, and the agreement was finally sealed on April 21, 2005.

•	2005 Business Plan

•	Strengthening of competitiveness

To strengthen competitiveness, hanarotelecom would offer differentiated values to customers and turn the competitive structure of its markets more favorable to its businesses by acquiring Thrunet and solidifying the ties with its business partners.

•	Innovation of operational capability

The Company would adopt marketing and sales techniques that are suitable for the market maturation stage. To further strengthen the core competencies, the Company would also enhance its operational capability by innovating organizations that directly serve customers to make them low-cost but highly efficient distributors.

•	Identifying new growth engines

To transform itself into a comprehensive communication service provider covering voice, data, wired/wireless and broadcasting services, hanarotelecom would secure the foundation for its future strategic businesses by venturing into the fields of new businesses such as broadband TV, and identify businesses models for broadband convergence network (BcN) and home network businesses by further sophisticating existing services.

–	Market Share

•	Broadband Internet Subscribers & Market Share

	1Q 2005
Service Provider	No. of Subscribers	Market Share
Hanarotelecom	2,774,017	22.7%
KT Corp.	6,133,293	50.7%
Thrunet	1,280,958	10.6%
Others	1,928,568	16.0%
Total	12,086,836	100%

Note 1) Source: MIC

Note 2): Others include Onse Telecom, Dreamline Corporation, Dacom Corporation and other value-added telecommunications business operators and network service operators.

•	Local Telephony Service Subscriber Lines & Market Share

	1Q 2005
Service Provider	No. of Subscriber Lines	Market Share
Hanarotelecom	1,418,957	6.2%
KT Corp.	21,508,916	93.8%
Total	22,927,873	100%

Note) Source: MIC

2.	Major Facilities

A)	Status on major facilities

(Unit: KRW million)

	Beginning book value	Ending book value
Description	(As of Jan. 1, 2005)	(As of Mar. 31, 2005)
Land	162,778	163,056
Buildings	277,333	275,744
Structures	172	171
Machinery	1,888,209	1,807,981
Others	11,231	11,247

B)	Capital Expenditure (“CAPEX”) plan

•	CAPEX

(Unit: KRW billion)

Item	1Q05	2005 (E)
Backbone	3.0	85.3
Last-mile	21.8	163.0
Others	7.6	50.7
Total	32.4	299.0

Note) These figures may be revised, depending upon the progress of the Company’s businesses in 2005.

3.	Sales and Marketing

A)	Revenue breakdown

(Unit: KRW million)

Products	1Q 2005	1Q 2004	2004
Voice	90,641	64,183	291,280
Leased Line	10,412	10,040	39,717
Broadband	237,650	245,618	985,428
Others	19,225	29,454	120,060
Total	357,928	349,295	1,436,485

4.	Derivatives Contracts

					Valuation
					Gains/Losses
Derivatives Contact	Amount	Payment Method	Counterparty	Date of Contract	(in KRW)
Interest rate swap	KRW 100,000,000,000	Netting Method	Industrial Bank of Korea	May 2, 2002	-347,169,368
Cross currency and interest rate swaps	USD 63,065,475	Receive the principal and interest in USD and make payments in KRW based on the FX rate and the swap rates at the time of the contract	Korea Development Bank	Dec. 19, 2003	-13,687,956,100
Cross currency and interest rate swaps	USD 138,744,045	Receive the principal and interest in USD and make payments in KRW based on the FX rate and the swap rates at the time of the contract	Korea Development Bank, etc.	Feb. 10, 2004	-26,226,313,844

					Valuation
					Gains/Losses
Derivatives Contact	Amount	Payment Method	Counterparty	Date of Contract	(in KRW)
Cross currency swaps	USD 500,000,000	Receive the principal in USD and make payments in KRW based on the FX rate at the time of the contract	Korea Development Bank, etc.	Feb. 1, 2005	-8,185,956,869

5.	Research and Development Activities

A)	R&D Expenses

(Unit: KRW million)

Items	1Q 2005	2004	2003
R&D Expenses	1,329	5,335	9,954
R&D Expenses to Revenues	0.37%	0.37%	0.72%

6.	Other Matters Affecting Investment Decisions

A)	Summary of financing activities

•	Domestic

(Unit: KRW million)

			Ending
	Beginning		(As of Mar. 31,
Source	(as of Jan. 1, 2005)	Net change	2005)
Commercial banks	208,955	-128,108	80,847
Insurance companies	-	-	-
Merchant banks	-	-	-
Lease companies	19,857	-4,779	15,078
Mutual savings & finance companies	-	-	-
Other financial institutions	59,997	-7,068	52,929
Sub-total (financial institutions)	288,809	-139,955	148,854
Corporate bonds
Public offering	480,000	-90,000	390,000
Private placement	16,000	-	16,000
Rights Issuance Note)
Public offering	1,692,600	-	1,692,600
Private placement	585,000	-	585,000
Asset Backed Securities
Public offering	-	-	-
Private placement	-	-	-
Others	-	-	-
Sub-total (capital market)	2,773,600	-90,000	2,683,600
Borrowings from shareholders, directors, affiliated companies	-	-	-
Others	-	-	-
Total	3,062,409	-229,955	2,832,454

Note) Outstanding balance of right issuance marked here refers to the accumulated amount since the Company’s inception.

•	Overseas

(Unit: KRW million)

	Beginning		Ending
Source	(as of Jan. 1, 2005)	Net change	(As of Mar. 31, 2005)
Financial institutions	267,619	-62,681	204,938
Corporate bonds	-	507,750	507,750
Equity (including rights issuance)	365,580	-	365,580
Asset Backed Securities	-	-	-
Others	-	-	-
Total	633,199	445,069	1,078,268

Note 1) Refers to the amount of capital raised from the initial public offering on the NASDAQ Market in April, 2000.
Note 2) Beginning and ending balances are based on the end of 1Q 2005 bid rate of KRW/USD = 1,015.50, except for the beginning balance of financial institution is based on the 2004 year-end bid rate of KRW/USD = 1,035.0. The USD balances are as shown below;

(Unit: USD million)

			Ending
	Beginning		(As of Mar. 31,
Source	(as of Jan. 1, 2005)	Net change	2005)
Financial institutions	258.6	-56.8	201.8
Corporate bonds	-	500.0	500.0
Equity (including rights issuance)	360.0	-	360.0
Asset Backed Securities	-	-	-
Others	-	-	-
Total	618.6	443.2	1,061.8

B)	Credit Ratings in 2005

Date	Subject of credit rating	Credit	Credit rating company
Jan. 14, 2005	Corporate bond	BB	Standard & Poor’s
Jan. 17, 2005	Corporate bond	BBB+	National Information and Credit Evaluation (NICE)
Jan. 24, 2005	Corporate bond	Ba2	Moody’s

III. Financial Information

For more information, please refer to Exhibit 1. Independent Accountant’s Review Report (Non Consolidated Financial Statements).

1.	Summarized Financial Statements

(Unit: KRW million)

Description	1Q 2005	2004	2003	2002	2001
[Current Asset]	866,774	611,134	672,571	676,104	642,773
Quick assets	865,870	609,293	671,302	665,242	628,471
Inventories	904	1,841	1,269	10,862	14,302
[Non-current Asset]	2,487,928	2,561,300	2,709,351	2,925,467	2,937,920
Investment Securities	153,030	144,348	117,922	188,425	203,435
Property and Equipment	2,280,483	2,362,686	2,542,994	2,695,529	2,718,361
Intangible Asset	54,415	54,266	48,435	41,513	16,124
Total Assets	3,354,702	3,172,434	3,381,922	3,601,570	3,580,693
[Current Liabilities]	693,470	709,898	794,804	1,328,161	904,816
[Non-current Liabilities]	866,365	687,140	828,763	898,739	1,246,547
Total Liabilities	1,559,835	1,397,038	1,623,567	2,226,900	2,151,363
[Paid-in Capital]	2,310,676	2,310,676	2,310,676	1,396,613	1,320,000
[Capital in excess of par value]	344,642	344,642	344,642	692,815	693,205
[Retained Earning]	-858,940	-864,081	-874,573	-709,237	-586,097
[Capital Adjustment]	-1,511	-15,841	-22,390	-5,521	2,221
Total Shareholders’ Equity	1,794,867	1,775,396	1,758,355	1,374,670	1,429,329
Revenue	357,928	1,436,485	1,375,335	1,253,859	825,449
Operating Income	15,300	114,021	75,207	6,080	-165,188
Ordinary Income	5,141	10,493	-165,336	-123,140	-244,113
Net Income	5,141	10,493	-165,336	-123,140	-244,113

IV. Opinion of Independent Auditors

1.	Opinion of Independent Auditors

For more information, please refer to Exhibit 1. Independent Accountant’s Review Report (Non Consolidated Financial Statements).

2.	Fees Paid to Independent Auditors for the Past 3 Years

A)	Auditing fees to independent auditors for the past 3 years

(Unit : KRW thousand)

			Total Hours of
Year	Auditor	Auditing Fees	Service
1Q 2005	Deloitte HanaAnjin LLC	410,000	280
2004	Deloitte HanaAnjin LLC	370,000	2,800
2003	Deloitte HanaAnjin LLC (formerly known as Anjin Co.)	286,000	2,500

B)	Contracts with auditors for services other than auditing

(Unit : KRW thousand)

Fiscal	Date of
Year	Contract	Description	Term	Fees
1Q 2005	Not Applicable
2004	Dec. 23	Issuance of comfort letter in relation to the global bond offering	4 weeks	85,000
2003	Jan. 1	Due diligence	3 weeks	65,000

V. Governance Structure and Status of Affiliates

1.	Governance Structure

A)	Board of Directors (“BOD”)

On March 24, 2005, Mr. Hong Soon-ho and Mr. Cho Min-lae resigned from the Company’s directorship for personal reasons. On March 25, 2005, Mr. Nam Young-woo resigned from the Company’s board for failing to meet the criteria for the board membership.

•	Status of Outside Directors

Name	Experience
Park Sung-kyou	The former chairman and CEO of Daewoo Communications
Kim Sun-woo	Standing Director, Okedongmu Children
Park Byung-moo	Managing Director, Newbridge Capital
Paul Chen	Managing Director, Newbridge Asia
Varun Bery	Managing Director, TVG Capital Partners, Ltd.

B)	Executive compensation for directors (including outside directors) and members of Audit Committee

•	During the first quarter of 2005;

–	Total approved amount for payment to directors, outside directors and members of Audit Committee for FY 2005: KRW 2,000 million

–	Total amount paid to directors: KRW 499,697,663 (KRW 166,565,888 per director on average)

–	Total amount paid to members of audit committee: KRW 21,000,000 (KRW 7,000,000 per member on average)

Note) Includes allowances for retirement payment.

•	Granting of the stock option rights (As of May 16, 2005)

–	The cumulative number of stock option rights that have been granted: 22,086,075

–	The cumulative number of stock option rights that have been cancelled or revoked : 119,594

–	Type and cumulative number of stock option rights to be exercised: 21,966,481 common shares

–	The number of stock options rights that have been granted prior to March 2000 is 1,583,591 and the Company will issue new shares upon the exercise of these rights.

–	The number of stock option rights granted after December 2004 is 20,382,890 and the Company will determine the method of granting at the time of the exercise according to one of the following choices; the issue of new shares, the transfer of treasury stocks or the compensation of the difference between the exercise price and the market price.

2.	Affiliated Companies

VI. Information Regarding Shares and Shareholders

1.	Ownership Structure

A)	Largest Shareholder(s)

(As of May16, 2005)

Description	Type of Stock	Number of Shares	Ownership
AIF II NT, Ltd.	Common share	38,456,250	8.32%
AOF NT, Ltd.	Common share	24,721,875	5.35%
Total	Common share	63,178,125	13.67%

B)	Major shareholders with 5% or more shareholding

(As of December 31, 2004)

		Number of Common
Description	Type of Stock	Shares	Ownership
Newbridge Asia HT, L.P.	Common share	49,535,799	10.72%
AIF II NT, Ltd.	Common share	38,456,250	8.32%
Korea Investment & Trust Management Co., Ltd.	Common share	26,354,342	5.70%
AOF NT, Ltd.	Common share	24,721,875	5.35%
Total	Common share	139,068,266	30.09%

C)	Distribution of shareholders

(As of December 31, 2004)

		% of Total
Type of Shareholder	No. of Shareholders	Shareholder Number	No. of Shares Owned	Ownership
Minor	110,366	99.98	186,250,662	40.30%
Largest	3	0.00	63,178,625	13.67%
Major	1	0.00	49,535,799	10.72%
Others	15	0.02	163,170,094	35.31%
Total	110,385	100.0	462,135,180	100.0%

Note 1) The above figures are based on the status of shareholder distribution compiled by Korea Securities Depositary (‘KSD’).

Note 2) Others include shareholders who have deposited the Company’s common shares (1,544,627 shares) with KSD.

2.	Information on shares and share certificates

For more details, please refer to the Company’s 2004 Annual Report, which was filed with the SEC on April 11, 2005.

VII. Information on Directors, Officers & Employees

1.	Directors and Officers (as of May 16, 2005)

Name	Position	No. shares owned
Yoon Chang-bun	Representative Director and CEO
Wilfried Kaffenberger	Non-standing Director
David Yeung	Non-standing Director
Paul Chen	Outside Director
Varun Bery	Outside Director
Park Byung-moo	Outside Director & Member of Audit Committee
Park Sung-kyou	Outside Director & Member of Audit Committee
Kim Sun-woo	Outside Director & Member of Audit Committee
Soon Yub Samuel Kwon	Senior Executive Vice President, Chief Corporate Officer & Head of Korea Thrunet Co., Ltd. M&A Division
Lee Jong-myung	Senior Executive Vice President & Chief Technology Officer
Oh Jung-taik	Senior Executive Vice President & Chief Strategy Officer
Janice Lee	Executive Vice President & Chief Financial Officer
Oh Gyu-seok	Executive Vice President & Chief Marketing Officer
Yun Kyoung-lim	Executive Vice President & Chief Operating Officer
Oh Gab-seok	Executive Vice President & Chief Business Marketing Officer
Byun Dong-shik	Senior Vice President
Cho Young-wan	Senior Vice President	1,951
Matt Lee	Senior Vice President
Suh Jung-sik	Senior Vice President
Song Hyung-jun	Senior Vice President	1,190
Park Geon-jun	Senior Vice President	9,798
Park Sueng-gil	Senior Vice President
Doo Won-soo	Senior Vice President	1,405
Kil Hyung-do	Senior Vice President
Chang Young-bo	Senior Vice President
Park Chong-hoon	Senior Vice President
Shin Kyu-shik	Senior Vice President

Name	Position	No. shares owned
Jung Hee-don	Senior Vice President
Suh Jong-soo	Senior Vice President

2.	Employees (As of March 31, 2005)

(Unit: Number of employee, KRW thousand)

				Total Salaries	Average Salaries in
Description	Management Staff	Others	Total	paid in 1Q 2005	1Q 2005
Male	1,330	48	1,378	22,740,790	16,503
Female	104	83	187	1,755,651	9,389
Total	1,434	131	1,565	24,496,441	15,653

3.	Trade Union (As of March 31, 2005)

Description	Details
Eligible for membership	1,199
Registered members	1,114
Standing members	7
Affiliation	Korea Labor Union
Others	—

VIII. Transactions with Related Parties

Not applicable.

IX. Attachments

Not applicable.

X. Other Matters

1.	Material developments in disclosed events (as of March 31, 2005)

Date	Title	Details	After Disclosure
May 27, 2003	Press release on the pilot service of 2.3GHz Portable Internet	The Company stated it would establish business platform for wireless-wireline convergence using the 2.3GHz Portable Internet	After the in-depth analysis on the future business strategy, the Company decided not to pursue the WiBro business at the 86th BOD on April 25, 2005. Subsequently, a fair disclosure was filed on April 25, 2005.

February 23, 2005	2005 Business plan	The Company announced its business plan for the fiscal year of 2005, with the following annual guidances – revenues of KRW 1,560 billion; operating profit of KRW 150 billion; net income of KRW 41.8 billion, EBITDA of KRW 600 billion, CAPEX of KRW 299 billion	The effects on the Company’s income statements for 2005 are estimated to be KRW 13~16 billion from goodwill amortization, KRW 7~11 billion from losses under the equity method. Subsequently, a fair disclosure was filed on May 11, 2005.

March 30, 2005	Resolution on overseas issuance of bonds	The Company filed a corporate disclosure on the overseas issuance of bonds within the range of USD 250 million.	A corporate disclosure on the details of the issuance will be filed upon the final confirmation.

2.	Major development after 1Q 2005

A)	Abandonment of WiBro business plan

Please refer to I.Company Information — 1. Company Objectives — Proposed future business for more details